Dreyfus Pennsylvania Municipal Money Market Fund
Statement of Investments
June 30, 2005 (Unaudited)

Tax Exempt Investments--102.2%	Principal Amount ($)		Value ($)
Pennsylvania--102.1%			
Allegheny County Hospital Development Authority			
VRDN:			
Healthcare Facilities Revenue			
(Healthcare Dialysis Clinic)			
2.29% (LOC; Suntrust Bank)	4,900,000	a	4,900,000
Revenue (Children's Institute of Pittsburgh)			
2.60% (LOC; Citizens Bank of Pennsylvania)	5,055,000	a	5,055,000
Allegheny County Industrial Development Authority			
VRDN:			
Health and Housing Facilities Revenue, Refunding			
(Longwood at Oakmont Inc.) 2.33%			
(Insured; Radian Bank and Liquidity Facility; Bank			
of America)	2,300,000	a	2,300,000
Healthcare Facilities Revenue			
(Residential Rental Development)			
2.34% (LOC; Wachovia Bank)	1,200,000	a	1,200,000
Industrial Revenue (Sewickley Academy)			
2.36% (LOC; PNC Bank)	1,155,000	a	1,155,000
Berks County Industrial Development Authority, Industrial			
Revenue, VRDN:			
(Beacon Container Corp. Project)			
2.44% (LOC; Wachovia Bank)	815,000	a	815,000
(Fleetwood Industries Business Trust)			
2.38% (LOC; First Tennessee Bank)	2,445,000	a	2,445,000
(Ram Industries Inc.)			
2.45% (LOC; PNC Bank)	2,800,000	a	2,800,000
Bucks County Industrial Development Authority, Revenue			
VRDN (Christian Life Center) 2.39%			
(LOC; Wachovia Bank)	1,200,000	a	1,200,000
County of Chester, Revenue, VRDN			
2.38% (LOC; PNC Bank)	1,600,000	a	1,600,000
Chester County Health and Education Facilities Authority			
Retirement Community Revenue, VRDN			
(Kendal-Crosslands Communities)			
2.32% (LOC; Allied Irish Bank)	10,725,000	a	10,725,000
Chester County Industrial Development Authority			
VRDN:			
Revenue (Delaware Valley Friends School) 2.34%			
(LOC; Wachovia Bank)	410,000	a	410,000
Student Housing Revenue			
(University Student Housing LLC Project) 2.32%			
(LOC; Citizens Bank of Pennsylvania)	4,000,000	a	4,000,000
Cumberland County Municipal Authority, Revenue, VRDN			
(Presbyterian Homes) 2.26% (LOC; KBC Bank)	3,985,000	a	3,985,000
Dauphin County General Authority, Revenue, VRDN			
School District Pooled Financing Program II			
2.38% (Insured; AMBAC and Liquidity Facility;			
Bank of Nova Scotia)	5,000,000	a	5,000,000
Delaware County Authority:			
College and University Revenue, Refunding			
(Villanova University) 3%, 8/1/2005 (Insured; MBIA)	1,190,000		1,190,837
Healthcare Facilities Revenue (Catholic Health East)			
5.25%, 11/15/2005 (Insured; AMBAC)	500,000		505,699
Delaware County Industrial Development Authority, VRDN:			
Industrial Revenue (Astra Foods Inc. Project)			
2.44% (LOC; Wachovia Bank)	4,000,000	a	4,000,000
PCR:			
(BP Oil Inc. Project) 2.29%	1,950,000	a	1,950,000
(Exelon Generation Co.) 2.53%			
(LOC; Wachovia Bank)	1,000,000	a	1,000,000
East Hempfield Township Industrial Development Authority			
Healthcare Facilities Revenue, VRDN			
(The Mennonite Home Project) 2.39%			
(LOC; M&T Bank)	2,300,000	a	2,300,000
East Pennsylvania School District			
GO Notes 3% (Insured; FSA)	150,000		150,156
Franklin County Industrial Development Authority, Revenue			
VRDN:			
(James and Donna Martin Project)			
2.44% (LOC; Wachovia Bank)	215,000	a	215,000
(Loudon Industries Inc. Project)			
2.74% (LOC; M&T Bank)	1,300,000	a	1,300,000

Kutztown Area School District, GO Notes			
3%, 3/15/2006 (Insured; FGIC)	250,000		250,986
Lancaster County, GO Notes, VRDN 2.31%			
(Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3,000,000	a	3,000,000
Lancaster County Hospital Authority			
Healthcare Facilities Revenue, VRDN:			
(Lancaster General Hospital Project) 2.43%			
(LOC; Fulton Bank)	7,400,000	a	7,400,000
(Quarryville Presbyterian) 2.32%			
(LOC; M&T Bank)	4,000,000	a	4,000,000
Lancaster Industrial Development Authority			
Industrial Revenue, VRDN (Snavely's Mill Project)			
2.48% (LOC; Fulton Bank)	3,240,000	a	3,240,000
Lehigh County, GO Notes 4%, 11/15/2005 (Insured; MBIA)	200,000		200,879
Lehigh County Industrial Development Authority			
Industrial Revenue, VRDN (Prior Coated Metals)			
2.54% (LOC; Wachovia Bank)	790,000	a	790,000
Lower Moreland Township School District, GO Note			
3%, 2/15/2006 (Insured; MBIA)	150,000		150,549
Montgomery County Higher Education and Health Authority			
Healthcare Facilities Revenue, VRDN (Philadelphia			
Geriatric Center) 2.33% (LOC; Allied Irish Bank)	1,550,000	a	1,550,000
Montgomery County Industrial Development Authority:			
CP (Exelon Co. Project):			
Electric Revenue:			
2.40%, 7/12/2005 (LOC; Wachovia Bank)	7,000,000		7,000,000
2.55%, 8/8/2005 (LOC; Wachovia Bank)	3,650,000		3,650,000
2.48%, 9/8/2005 (LOC; BNP Paribas)	6,000,000		6,000,000
PCR 2.50%, 9/15/2005 (LOC; Banque Nationale DeParis)	5,000,000		5,000,000
Industrial Revenue, VRDN (Recigno Laboratories)			
2.44% (LOC; Wachovia Bank)	1,000,000	a	1,000,000
Moon Industrial Development Authority			
Community Facilities Revenue, VRDN			
(YMCA Greater Pittsburgh Project) 2.31% (LOC; PNC Bank)	1,000,000	a	1,000,000
Neshaminy School District, GO Notes			
5.20%, 2/15/2006 (Insured; FGIC)	500,000		508,251
New Kensington Arnold School District, GO Notes			
4%, 5/15/2006 (Insured; FSA)	415,000		419,063
North Wales Water Authority, Water Revenue			
4.50%, 11/1/2005 (Insured; FGIC)	100,000		100,573
North Hampton County Industrial Development Authority			
Industrial Revenue, VRDN:			
(Reale Associates Project)			
2.44% (LOC; Wachovia Bank)	1,995,000	a	1,995,000
(S & L Plastics Project)			
2.44% (LOC; Bank of America)	2,750,000	a	2,750,000
Commonwealth of Pennsylvania:			
GO Notes:			
5%, 7/1/2005	1,000,000		1,000,000
5%, 11/15/2005 (Insured; AMBAC)	475,000		480,269
Refunding:			
5%, 10/1/2005	485,000		488,542
5.375%, 11/15/2005 (Insured; FGIC)	450,000		454,675
VRDN:			
GO Notes, Putters Program 2.32%			
(Liquidity Facility; JPMorgan Chase Bank)	8,395,000	a	8,395,000
Revenue 2.37% (Liquidity Facility; JPMorgan Chase			
Bank)	900,000	a	900,000
Pennsylvania Economic Development Financing Authority			
VRDN:			
EDR (Premium Molding Project) 2.38% (LOC;			
PNC Bank)	1,000,000	a	1,000,000
Exempt Facilities Revenue (York Water Co. Project)			
2.38% (Insured; XLCA and Liquidity			
Facility; PNC Bank)	4,875,000	a	4,875,000
Industrial Revenue:			
(Material Technology and Logistics)			
2.39% (LOC; Wachovia Bank)	360,000	a	360,000
(Westrum Harleysville II Project)			
2.33% (LOC; FHLB)	1,000,000	a	1,000,000
SWDR (Waste Management Inc.) 2.35%			
(Liquidity Facility; Lloyds TSB Bank PLC and			
Merrill Lynch)	4,495,000	a	4,495,000
Pennsylvania Higher Educational Facilities Authority:			
College and University Revenue:			
(Phil College Text and Science)			
5.35%, 2/1/2006 (Insured; MBIA)	100,000		101,295
(University of Sciences of Philadelphia)			
3%, 11/1/2005 (Insured; XLCA)	615,000		616,632
VRDN:			
Refunding (Holy Family University) 2.31%			
(LOC; Commerce Bank)	3,625,000	a	3,625,000
(Student Association Housing Project) 2.30%			
(LOC; Citizens Bank of Pennsylvania)	5,000,000	a	5,000,000
Student Housing Revenue, VRDN (Washington and			
Jefferson Development) 2.32% (LOC; Unicredito			
Italiano SPA)	8,000,000	a	8,000,000
Pennsylvania Industrial Development Authority			
EDR 5.50%, 7/1/2005 (Insured; AMBAC)	1,605,000		1,605,000
City of Philadelphia, Water and Wastewater Revenue:			
5.25%, 8/1/2005 (Insured; AMBAC)	380,000		381,036
6.75%, 8/1/2005 (Insured; MBIA)	1,000,000		1,004,030
VRDN:			
2.27% (Insured; AMBAC and Liquidity Facility			
KBC Bank)	5,000,000	a	5,000,000
Refunding 2.28% (Insured; FSA and Liquidity Facility			
Dexia Credit Locale)	1,000,000	a	1,000,000
Philadelphia Authority for Industrial Development, VRDN:			

Healthcare Facilities Revenue (Greater Philadelphia Health Action) 2.31% (LOC; Commerce Bank)	2,145,000	a	2,145,000
IDR (Rice Associates LP Project) 2.44% (LOC; Wachovia Bank)	230,000	a	230,000
Philadelphia Hospital Authority, Revenue (United Hospitals Inc. Project) 10.875%, 7/1/2005	175,000	b	175,000
Philadelphia Hospitals and Higher Education Facilities Authority, VRDN:			
Healthcare Facilities Revenue:			
(Children's Hospital)			
2.30% (Insured; MBIA and Liquidity Facility JPMorgan Chase Bank)	1,600,000	a	1,600,000
Refunding (Philadelphia Protestant Home) 2.31% (LOC; Bank of America)	4,000,000	a	4,000,000
HR (Children's Hospital) 2.30% (Liquidity Facility Bank of America)	3,400,000	a	3,400,000
Philadelphia Gas Works, Electric Revenue, CP 2.35%, 7/7/2005 (LOC; JPMorgan Chase Bank)	5,000,000		5,000,000
Philadelphia Industrial Development Authority Healthcare Facilities Revenue, CP (Inglis House Project) 2.70%, 7/6/2005 (LOC; JPMorgan Chase Bank)	2,500,000		2,500,000
Philadelphia Parking Authority, Parking Revenue 5.50%, 9/1/2005 (Insured; AMBAC)	1,400,000		1,407,936
Philadelphia School District, GO Notes, Refunding 5%, 10/1/2005 (Insured; MBIA)	1,115,000		1,123,294
Philipsburg-Osceola Area School District, GO Notes 3%, 10/15/2005 (Insured; FSA)	125,000		125,251
Pittsburgh School District, GO Notes 5%, 9/1/2005 (Insured; FSA)	600,000		602,583
Plum Borough School District, GO Notes:			
3%, Series A, 9/15/2005 (Insured; FGIC)	270,000		270,384
3%, Series B, 9/15/2005 (Insured; FGIC)	245,000		245,349
Scranton-Lackawanna Health and Welfare Authority Healthcare Facilities Revenue, Refunding (Community Medical Center Project) 5.25% (Insured; MBIA)	1,250,000		1,250,000
Somerset County Hospital Authority, HR, VRDN (Somerset County Hospital Project) 2.30% (Insured; Radian Bank and Liquidity Facility; PNC Bank)	3,130,000	a	3,130,000
Southcentral General Authority, Revenue, VRDN (Wellspand Health) 2.25% (Insured; AMBAC and Liquidity Facility; Citibank)	3,000,000	a	3,000,000
State Public School Building Authority, LR (Clearfield Career and Technology Center) 3%, 9/15/2005 (Insured; XLCA)	200,000		200,285
Telford Industrial Development Authority Revenue, VRDN (Ridgetop Project) 2.44% (LOC; Bank of America)	4,435,000	a	4,435,000
Tunkhannock Area School District, GO Notes 3%, 7/15/2005 (Insured; XLCA)	100,000		100,018
Uniontown Area School District, GO Notes 3%, 10/1/2005 (Insured; FSA)	630,000		631,020
University of Pittsburgh of the Commonwealth System of Higher Education, College and University Revenu 3%, 10/14/2005	1,800,000		1,800,863
Venango County Industrial Development Authority, RRR CP (Scrubgrass Project):			
2.72%, Series 1990 A, 7/8/2005 (LOC; Dexia Credit Locale)	3,850,000		3,850,000
2.72%, Series 1990 B, 7/8/2005 (LOC; Dexia Credit Locale)	3,500,000		3,500,000
2.72%, Series 1993, 7/8/2005 (LOC; Dexia Credit Locale)	2,500,000		2,500,000
2.55%, 8/8/2005 (LOC; Dexia Credit Locale)	2,000,000		2,000,000
Westmoreland County Industrial Development Authority Healthcare Facilities Revenue, Refunding (Westmoreland Health) 5.10%, 7/1/2005 (Insured; AMBAC)	150,000		150,000
York Redevelopment Authority, Revenue, VRDN 2.64% (LOC; M&T Bank)	3,590,000	a	3,590,000
U.S. Related--.1%			
Puerto Rico Aqueduct and Sewer Authority Sewer Revenue 9%, 7/1/2005	150,000	b	150,000
Puerto Rico Electric Power Authority, Power Revenue Refunding 6.50%, 7/1/2005 (Insured; MBIA)	150,000		150,000
Total Investments (cost $213,250,455.21)	**102.2%**		**213,250,455**
Liabilities, Less Cash and Receivables	**(2.2%)**		**(4,691,930)**
Net Assets	**100.0%**		**208,558,525**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	LOC	Letter of Credit
CP	Commercial Paper	LR	Lease Revenue
EDR	Economic Development Revenue	MBIA	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FHLB	Federal Home loan Bank	PCR	Pollution Control Revenue
FSA	Financial Security Assurance	RRR	Resources Recovery Revenue
GO	General Obligation	SWDR	Solid Waste Disposal Revenue
HR	Hospital Revenue	TRAN	Tax and Revenue Anticipation Notes
IDR	Industrial Development Revenue	VRDN	Variable Rate Demand Note
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	80.3
AAA, AA, A c		Aaa, Aa, A c		AAA, AA, A c	10.8
Not Rated d		Not Rated d		Not Rated d	8.9
					100.0

* Based on total investments.
a Securities payable on demand. Variable interest rate-subject to periodic chang
b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.